U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                         The Electric Network.com, Inc.
                         ------------------------------
                 (Name of Small Business Issuer in its charter)


Nevada                                                              33-0860242
------                                                              ----------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                             Identification No.)


#208-800 North Rainbow Boulevard, Las Vegas, Nevada                      89107
------------------------------------------------------------------------------
(Address of principal executive offices)                            (Zip Code)


                    Issuer's telephone number: (702) 948-5072


Securities to be registered under Section 12(b) of the Act:


 Title of Each Class                        Name of Each Exchange on which
 to be so Registered:                       Each Class is to be Registered:
 --------------------                       -------------------------------

         None                                            None
         ----                                            -----

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
-----------------------------
(Title of Class)



                                   Copies to:

                              Randall Lanham, Esq.
                                28562 Oso Parkway
                                     Unit D
                        Rancho Santa Margarita, CA 92688


                                  Page 1 of 22
                      Exhibit Index is specified on Page 21

                         The Electric Network.com, Inc.,
                              a Nevada corporation

                  Index to Registration Statement on Form 10-SB

Item Number and Caption                                                  Page
-----------------------                                                  -----

1.       Description of Business                                          3

2.       Management's Discussion and Analysis of Financial Condition
         and Results of Operations                                        8

3.       Description of Property                                         13

4.       Security Ownership of Certain Beneficial Owners and Management  13

5.       Directors, Executive Officers, Promoters and Control Persons    13

6.       Executive Compensation                                          14

7.       Certain Relationships and Related Transactions                  15

8.       Description of Securities                                       16

PART II

1.       Market Price of and Dividends on the Registrant's Common
         Equity and Related Stockholder Matters                          16

2.       Legal Proceedings                                               17

3.       Changes in and Disagreements with Accountants                   17

4.       Recent Sales of Unregistered Securities                         18

5.       Indemnification of Directors and Officers                       18

PART F/S

Financial Statements                                            F-1 through F-7

PART III

1(a).    Index to Exhibits                                               19

1(b).    Exhibits                                              E-1 through E-28

         Signatures                                                      20


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Item 1. Description of Business.
--------------------------------

Our Background. We were incorporated in Nevada on February 3, 1999.

Our Business. We are in the business of transacting information, introductions, or any items of barter. We intend to operate a "search and find" based website designed to link parties offering items or services for sale or seeking items or services for purchase. We intend to distinguish our website from online auction sites such as eBay or uBid.com by not relying solely on the exchange of goods. Instead, we intend to facilitate the barter-style exchange of anything with a perceived value, whether it is goods, services or intangible items. We hope to cater to the broad market consisting of individuals or businesses with a computer and Internet access and a need to buy or sell products or services. We anticipate that our site will enable users to browse through listed items or services for sale or exchange in a fully automated, topically arranged online service that will be easy to use and available 24 hours a day, seven days a week.

We hope to capitalize on what we believe to be the increasingly global nature of the Internet marketplace by offering international exposure to local markets. We are in the process of developing proprietary technology that we anticipate will help expedite the exchange of goods and services and concurrently creating a new niche market. We anticipate developing an online auction software technology that will allow sellers to post items for buyers to browse and bid on. Along with the exchange of goods on our proposed website, we also intend to create a forum for the exchange of services of interest to both consumers and businesses. By developing our business locally and seeking international exposure to additional Internet users, we hope our service will become popular because of the value created in our software.

We anticipate that our revenue model will function similarly to currently successful online auction sites such as Ebay.com and uBid.com. We believe that as consumers increase their use of computers and the Internet to buy, sell and research merchandise, the Internet will become the main source for product knowledge. When a consumer compares prices, we believe that they not only look at the local retail level, but they are now looking into online auctions such as Ebay.com and uBid.com. We also estimate that businesses are increasing the extent to which they utilize the Internet to research and engage services they require, including hiring employees. Therefore, we also intend to fuse the employee search and contractor bid request process into the other items featured on our proposed website.

Our Anticipated Revenue Sources.

User Fees. Our business model is based on the exchange of goods and services over our website. We intend to charge sellers a fee to list their item or items on our site that is proportional to the sellers' estimated value of the item. We anticipate we will also charge an ad-on listing fee for features that enhance their listing such as bold font, color backgrounds and prime locations. We expect that these features could account for a great majority of our revenue and we will continually survey our users on the effectiveness of the add-ons to provide more accurate information to our sellers.

Along with the listing fees charged to sellers, we expect we will also charge a buyers' premium to users that purchase an item on our site. We anticipate that this premium will depend on the dollar value of the item they purchase. When a buyer has met the seller's asking price, the buyer will then pay the seller the price of the product and pay us a buyers' premium on the item, as a percentage of the final sale price that varies with that price.

Advertising and Licensing Revenues. While we anticipate that the use of our software on our proposed website will generate the majority of our revenue, we expect to also pursue revenues from advertising and licensing fees. As our user base grows, we will explore the use of advertising agencies to help us attract advertisers interested in banner advertising on our proposed website. We expect that if we are able to license the use of our software to other businesses, this source of revenue may prove to be a stable source of income. Once developed and demonstrated, we intend to offer our software to other highly trafficked websites that would be interested hosting their own online auction. When we have developed our software, we expect we will be able to base the licensing fee on its value to the online community.


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Our Industry. We believe that our business model has the potential to be successful, based on the ever increasing Internet population and the expanded use of e-commerce. According to International Data Corp. (IDC), worldwide e-commerce spending grew 68 percent between 2000 and 2001, reaching more than $600 billion in 2001. IDC also expects e-commerce spending to pass the $1 trillion mark in 2002. We believe that growth of this magnitude presents income opportunities to various businesses that offer products of interest to the consumer.

Although we are not comparing ourselves to Ebay.com we do however anticipate that building our business on the local level will allow us to penetrate this market at a steady rate. Working with local businesses and relying on the strength of our product we should be able to generate revenues our first year of operation.

Member Registration. We anticipate structuring our exchange model as a membership-driven service:

Sellers: In order for users to list their items in the live marketplace, they must first register as a user by clicking on the "become a member" link on our home page and filling out the subsequent registration form. Once registered, users will then be able to login as a registered member and start posting items on our website. Posting an item involves a few simple steps, including designing an advertisement for their item, uploading pictures and setting a minimum bid for their item. Once the member has submitted an item for sale, the seller can then watch how many bidders bid on the item while logged in to our website.

Buyers: When potential buyers arrive at our site, they can browse a sample selection of items listed on our site. However, should a buyer want to bid on an item, the buyer must then register as a new member or login as an existing member. Once logged in as an Electric Network member, these new users can then start bidding on any item that interests them.

Payment: When the buyer and seller agree on the final sale price of an item, they must then arrange for the delivery of goods and payment through one of the sources we recommend. We intend to use FedEx as our only parcel delivery service and PayPal as our main source of enabling buyers to send money to sellers. Once the seller has received funds from the buyer, the seller is then obligated to send the merchandise to the buyer. By using FedEx to ship the package, we hope to be able to offer a shipping discount to the seller based on our anticipated partnership with FedEx. We have not yet entered into this type of arrangement with FedEx.

Exchange of Services. Along with being a forum for the buying and selling of goods, we also intend to create a new market niche by offering the exchange of services. We believe that this niche comprises of facilitating the exchange services, as follows:

I.       Providing a marketplace for businesses to bid on potential employees.

We believe that companies have begun to seek employees through job search websites such as monster.com. With our auction model, we anticipate that job opportunities would be listed on our site and potential candidates would be able to submit a bid for the job. Once the company has accepted the bid, the transaction is not completed until the company interviews and hires the employee. Having hired the employee, the company will be obligated to pay us the buyers' premium for our service.

II.      Providing a marketplace for businesses to bid on a job contract.

We believe that there has been increased competition among businesses attempting to land a contract for a major project or job. By using our software, we believe that such companies will be able to access requests for proposals in their area and make a bid to get the job. When the auction has closed, the employer will achieve the lowest cost and be able to select the company they want to do the work. When the bidding process starts for job auctions, the employer sets the maximum price they can pay for the job; companies interested in doing the work will bid the price down, as the lowest bid will often win. This auction format keeps contractors competitive in offering bids, as the employer gets to see what the going rate is for such a job.

III.     Providing a marketplace for businesses to bid on other businesses.

As a business reaches the end of its lifecycle, we believe the owner will try to sell the business or its component assets to retrieve what value they can from the enterprise. More often than not, we estimate that these businesses are never sold and the owner must suffer a loss. By using our software, we hope to be able to help these business owners find buyers for their businesses or their assets using the resources of the Internet.

IV. Providing a marketplace for businesses to bid on providing a consumer services.

We believe that consumers and homeowners looking for a service to be performed can post a description of the project they need done, along with the price range they are willing to pay, and that businesses browsing our site can submit a bid to do the service. An example of this would be a consumer needing their carpets cleaned. As this item is posted, carpet cleaning companies accessing our site would be directed to this job and compete for the consumer's business. The company that gets the job will pay us a buyers' premium.

Our Software. We are in the process of developing online auction software for use on our proposed website located at www.electricnetwork.com. We anticipate that this software will allow thousands of users to participate simultaneously in a live auction from the comfort of their own homes or offices. We anticipate that our service will be a peer-to-peer auction such that we are never in possession of any of the goods or services offered on our site. We expect that our software will be database driven because of the volume of items that we intend to list on our website. We expect that this database program will be able to identify each new item entered with a unique tracking number, which we believe will allow quick retrieval and easy tracking of the item. We expect this software will also include a countdown feature attached to each item, which will track when the auction ends and upon expiration, the entry can be moved to an archive database, tracking the history of each user. We intend to make use of open source tools such as Linux, Apache and MySQL to minimize development costs, which we believe will allow us to allocate more of our budget to software development. Aside from the database functions, we anticipate that most of the features of our software will be web-based, as described in the website section below.

Our Proposed Website. We anticipate that our proposed website will initially display our corporate logo and contact information and provides a general description of the bartering or clearinghouse service that we intend to offer. We plan on further developing our website to be ultimately used as such a service. We expect that our proposed website will have the following features:

The website that we anticipate developing will be similar to other auction websites; however, we hope to make our site more user- friendly and easier to navigate. We intend to spend much of the development period testing the usability of the site, and after the site is operational, we intend to frequently update the site based on user input. Along with a user-friendly appearance, we expect that our website will be designed using the most common programming languages such as HTML, Java and Macromedia Flash. To maximize the reach of our service, we anticipate that the site will be developed for compatibility with current versions of both Netscape Navigator and Internet Explorer.

We also hope to have our website designed to make it simple for users to easily register and start bidding shortly after first entering our site. To accomplish this, we believe that dividing the site into buyers' and sellers' portals will streamline this process. We anticipate that users interested in selling an item will need only to click the "sell" button on our splash page to enter the sellers' portal, and buyers can click the "buy" button to enter the buyer's site.

Once at the desired portal, we anticipate that the user can then either login as a registered user or register as a new user. We anticipate that our service will allow users to create user identities that will track their shopping or selling preferences. We hope our users will log in using their established user identity every time they access our site so that they can have full access to their preferences without having to waste time looking for what they want. To reinforce the importance of logging in, we only intend to display select items on our "browsers' pages" and by logging in, these users will be able to view all of the items that are available. We anticipate we will also make use of cookies to remember our users every time they visit our site, making logging in easier.


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


There are several features that we intend to offer to our users:

--------------------------- ----------------------------------------------------
Edit profile                When logged in to the members' area, we anticipate
                            that users will be able to update their information
                            by clicking on this link. Members can change their
                            address, user information and password.
--------------------------- ----------------------------------------------------
Submit a comment            Should a user want to contact us for any reason, we
                            expect that we will design this link for users to
                            send their comments to customer service; we
                            anticipate being able to address their request
                            within 24 hours.
--------------------------- ----------------------------------------------------
Edit a listing              When a user wants to change anything pertaining to
                            their item or items listed on our site, we expect
                            they will be able to edit such details as the
                            listing's text, picture, or price. Also, we
                            anticipate that this area will enable users to
                            upload new pictures of their items, change the text
                            and also purchase add-on features. We expect to
                            design this feature such that users can edit their
                            items up until the expiration of their auction time.
--------------------------- ----------------------------------------------------
List items for sale         We anticipate we will design this site to function
                            as follows: to list an item for sale, the user will
                            through various steps to customize their offering
                            and further describe their item. The user must
                            select a category for their item, along with a start
                            and close date, minimum bid and reserve price. The
                            user must then enter the text to describe the item
                            and decide whether to use any ad-on features to
                            enhance the listing. The fully customized listing
                            can then be "posted" to the live marketplace.
--------------------------- ----------------------------------------------------
Bid on an item              We believe this feature will function as follows:
                            users wishing to bid on an item find the item in the
                            marketplace and click the "bid" link next to the
                            listing. The bidders' page will allow a prospective
                            buyer to enter a dollar amount for the item they
                            wish to bid on. Users must enter a value equal to or
                            great than the asking price or the next highest bid.
                            The bid will be saved to the bidder's profile and
                            the user can view their bid history on the item
                            anytime they login.
--------------------------- ---------------------------------------------------

Third party components of our proposed operations. We anticipate that we will also make use of third party services to help complete the transaction process. As a secure form of payment, we plan to suggest that our users register with PayPal to send money to sellers and expedite the time in which they receive their item. We also expect to recommend that our sellers use FedEx as the primary form of delivery so that they can save money on the costs of shipping due to the discount that Electric Network gets from FedEx. The following paragraphs describe the third party services that we intend to recommend to our users.

Pay Pal. PayPal enables any business or consumer with an email address to securely, conveniently, and cost-effectively send and receive payments online. PayPal's network builds on the existing financial infrastructure of bank accounts and credit cards to create a global, real-time payment solution. We deliver a product ideally suited for small businesses, online merchants, individuals and others currently underserved by traditional payment mechanisms.

PayPal offers its service to users in 37 countries including the United States. PayPal has over 15 million registered users, including more than 2.2 million business accounts. Its account base is growing by an average of 18,000 accounts per day, with virtually no traditional sales or marketing.

The size of PayPal's network and widening acceptance of its product has helped PayPal become the leading payment network for online auction websites, including eBay. PayPal is also being increasingly used at other e-commerce sites, for the sale of goods such as electronics and household items, the sale of services such as web design and travel, and the sale of digital content. Offline businesses, including lawyers, contractors and physicians, have increasingly begun to receive payments online through PayPal. PayPal's service, which lets users send payments for free, can be used from PCs or Web-enabled mobile phones.

FedEx. FedEx Corporation ("FedEx") is a leading global provider of transportation, e-commerce and supply chain management services. Services offered by FedEx companies, through over 215,000 employees and contractors, include worldwide express delivery; ground small-parcel delivery, less-than-truckload freight delivery, supply chain management, customs brokerage, and trade facilitation and electronic commerce solutions.


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Our Industry. We believe that the Internet will continue to grow for several years to come. We estimate that the continued success of e-commerce will be directly linked to the growth of the Internet population, and as this grows so does spending over the Internet. We believe that the Internet has emerged as a global medium that enables users to share information, communicate and conduct e-commerce transactions. According to NUA Internet Surveys, as of November 2001, more than 513 million people worldwide had access to the Internet either at home or work and according to Forrester Research, the total value of global electronic commerce transactions in 2002 is expected to be more than $2.2 trillion, an 83% increase from the approximate $1.2 trillion estimate for 2001.

We estimate that the potential of the Internet and e-commerce is increasing at a rapid rate. For example, Forrester Research states that e-commerce grew from a $250 million industry to a $9 billion industry by 1998, and forecasts that the Internet and e-commerce will be a $200-300 billion industry by 2002. We believe that this potential is illustrated by the successes experienced by other online exchange sites. For example, in 1998, eBay reported year-end revenues of $47 million, which represented a 724% increase over the reported revenues of $5.7 million in fiscal year 1997. Additionally, Bid.com's 1998 revenues increased more than 600% to $20.1 Canadian, from only $2.7 million the year before.

We anticipate that by combining the bartering and exchange method of transacting business with the Internet offers potential for a successful enterprise. We believe that the Internet has become a method of choice for millions of Americans to access information and buy or sell products. In fact, nearly seventy percent of American workers now have access to the Internet at work, according to a recent survey by Wirthlin Worldwide. We believe that people are turning more and more to the Internet as the place to find what they need, anytime they need it, because the Internet provides a relatively easy, inexpensive way to research and gather information.

Our Business Strategy. Our objective is to establish and expand the reach and depth of our Internet-based barter and exchange transactions and generate banner advertising revenues. We plan to utilize a local Internet and web services company to assist in the continued development of new services and features for our website. We anticipate that this Internet and web services company will agree to update and develop our database in order to increase our capacity to do business as well as allow us to offer a new, improved features and services.

To attract users to our site, we must offer a competitive range of services that are easy to use. We intend to build a product comparable to that of our competitors, but one that is more user-friendly, helping sellers sell and buyers find what they want faster than our competitors' websites. During the development of the website, we anticipate performing usability testing to determine the most efficient design for our service to help us attract more users to our site.

We believe that our pricing strategy will be the primary incentive for buyers and sellers to use our service. By charging lower listing fees and buyers' premiums, we anticipate increasing numbers of users will use our service over eBay and uBid and other competitors. We intend to aggressively maintain lower costs to ensure that our users are paying the lowest fees possible. We expect that this commitment to our users will help build loyalty, and we believe that this will bring in more referrals and help increase our revenues and profitable operations.

Based on the success of our proposed website, we hope to generate interest from other companies to license our technology for their own use. By continually upgrading our software, we expect that our anticipated software will appreciate in value, and that licensing our software may become a large portion of our planned revenue.

Marketing Strategy. Initially, we intend to market our product primarily through business relationships that our directors have formed throughout their careers. We believe that these relationships will allow us to gradually build our business and establish a loyal user base. We intend to focus much of our efforts on Seattle, Washington because of the high concentration of technology businesses in the area. By initially building relationships with local businesses in Seattle, we believe this will allow us to use this area as a test market for the capabilities of our software in a demanding setting.


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


We expect that most of our initial development efforts will focus on building our software as the core of our business. We anticipate that we will prepare a detailed specifications document for a future contractor to create our software to our exact requirements. While the software is being designed, we anticipate we will also begin researching the Seattle area for strategic alliances. Through our research into the Seattle market, we will try to develop relationships with local businesses so that we can try to pre-sell our inventory listings.

Based on the success of this test market, we anticipate that we will then expand our business by focusing on other metropolitan areas such as Portland, Oregon and Los Angeles, California. We feel that developing our business on the West Coast will allow us to create a favorable reputation and expand our success further.

Growth Strategy. We anticipate that our growth strategy will focus on maximizing the value of our brand name for the banner advertising and web-based barter and exchange services we plan to offer. If we are able to generate sufficient interest and sales through our website, we plan on expanding our operations beyond the West Coast. To accomplish this, we hope to become a popular source for our web-based barter and exchange services. In order to implement our growth strategy we believe we must:

    o complete construction of our website and continuously upgrade our services;
    o       generate high levels of interest and awareness in our name brand;
    o       encourage consumers to visit our proposed website;
    o       encourage repeat customers by rewarding customer loyalty;
    o study repeat purchasing patterns so that we can foster long-term relationships with customers; and
    o enhance and form key relationships with prospective sources of goods and services and other items for sale.

As our sales increase, we plan to build relationships with local businesses to help add content to our website and allow these businesses to test a new marketplace. Initially, we intend to offer waiving the listing fee for these businesses when listing their items as this will also help build loyalty and goodwill with these businesses. We hope that these businesses that use our service in exchange for providing feedback to help us improve our service.

Aiding businesses with the transaction of goods will be our main offering, but we also intend to help improve businesses through the use of our service exchange. From employees to machinery, we hope to offer businesses alternative methods to find staff and supplies needed for daily operations. We hope that these businesses will see the opportunity to save money by using our services on a regular basis.

As we build relationships with local businesses, we intend to help them promote their enterprises while they provide items for our auction site. We believe that many companies have surplus items that that they attempt to sell at the retail level, but end up taking a loss on the item. We hope to offer these businesses a service to optimize the value of this surplus by placing these items for auction on our website. Instead of charging these companies a listing fee, we anticipate that we will ask them to instead promote our site to their clients, attracting more users to our site. We believe this method will be attractive to these businesses in that it will promote consumer interest in their businesses as well as ours.

Government Regulation of Online Commerce. Online commerce is new and rapidly changing, and federal and state regulations relating to the Internet and online commerce are relatively new and evolving. Due to the increasing popularity of the Internet, it is possible that laws and regulations will be enacted to address issues such as user privacy, pricing, content, copyrights, distribution, antitrust matters and the quality of products and services. The adoption of these laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease the usage of our proposed website and could otherwise harm our business. In addition, the applicability to the Internet on existing laws governing issues such as trademarks, copyrights and other intellectual property issues is uncertain. We cannot be sure what effect the use of our trade name on our website might have on any future trademark applications domestically or abroad. The uncertainty of the Internet and how it affects intellectual property rights could adversely affect our ability to protect the intellectual property rights we may acquire in the future. Most of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues of the Internet.


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


New laws applicable to the Internet may impose substantial burdens on companies conducting online commerce. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws in the United States and abroad. Specifically, the way we advertise our proposed services will likely be affected by more stringent laws in that we could be prevented from making certain representations about our services. The cost of complying with such laws could increase our cost of doing business, drive up prices and harm our ability to earn revenues. Moreover, stricter laws regarding the reporting of the barter-style exchange of goods or services will likely increase the cost of doing business because we will need to adjust to such laws. For example, if we begin offering a forum for the exchange of bartered goods or services in jurisdictions that stringently regulate or monitor such activities, we could be forced to expend additional funds to meet such standards. The additional cost will harm our ability to earn revenues.

Taxing authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject us to additional state sales, use and income taxes. The adoption of any of these laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for our services, increase costs and otherwise have a material adverse effect on our ability to earn revenues. To date, we have not spent significant resources on lobbying or related government affairs issues, but we may need to do so in the future.

Several telecommunications carriers have asked the FCC to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet and online service providers and to impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. In this event, our margins could be negatively impacted.

Competition. We anticipate that we will primarily compete with other online auction and exchange websites that offer similar forums for exchanging goods and services. The web-based exchange, bartering or clearinghouse industries and e-commerce trading industries are very competitive and extremely fragmented. We compete directly with other companies and businesses that have developed and are in the process of developing platforms for Internet based exchange and shopping forums, as well as those that offer Internet banner advertising. We intend to compete by providing an innovative range of goods, services, and intangible items for barter and exchange. In the future we may also provide other web-based services useful to consumers and businesses, such as e-mail and other online data management services, which may include basic web hosting, including secure server, database applications, conferencing services and intranet development and maintenance.

Additionally, other forums traditionally used for buying and selling goods, such as printed media and auction houses, have tended to expand their operations to the Internet. For example, almost every newspaper and trade magazine has a website that allows users to post and browse sale item. Many newspapers are seeking alternative means of selling merchandise over the Internet through their website and online auction software is becoming the desired format. This market will continue to grow as more newspapers build their own websites. Also, local auction houses have begun to offer online bidding through the use of their website.

Many of these competitors have greater resources, and more experience in research and development, than us. These resources may enable our competitors to finance acquisition and development opportunities, pay higher prices for the same opportunities or develop and support their own operations. In addition, many of these companies can offer bundled, value-added or additional services not provided by us. Many may also have greater name recognition. Our competitors may have the luxury of sacrificing profitability in order to capture a greater portion of the market for business consulting activities. They may also be in a position to pay higher prices than we would for the same expansion and development opportunities. Consequently, we may encounter significant competition in our efforts to achieve our internal and external growth objectives.


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


We cannot guarantee that other online auction or exchange services, which are functionally equivalent or similar to our proposed services, are not already marketed or will not be marketed. For example, eBay, Bid.com, Amazon.com, Auction.com, LiveAuctionOnline.com, Auction1Online.com, TradingTurf.com, uBid.com and other companies do provide some elements of our service offering, though we believe none provide the range of items for exchange the way we propose to do, nor do they promote exchanges or bartering, instead of traditional cash or credit sales as a way of doing business the way we anticipate doing. Moreover, we will also compete against online auction services that specialize in one type of good or service, such as Winebid.com, Golfclubexchange.com, or Monster.com for job searches, to name a few, that focus on a particular market.

Intellectual Property Rights. We currently own one copyright and one trademark. The copyright is based on the first draft of our business overview that was created in late 1998. The trademark that we own is our business name, established on January 29, 1999 through registering our domain name on the Internet. After completion of our software and website, we may consider a patent application, however, we will not consider pursuing patent protection until our company generates sufficient revenues to support this cost.

Our success depends in part upon our ability to preserve our intellectual property rights, or the rights we may acquire in the future. Our success will also depend in part on our ability to operate without infringing the proprietary rights of other parties. We may also rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Our website is currently being developed, and we own the domain name www.electricnetwork.com. Under current domain name registration practices, no one else can obtain a domain name identical to ours, but someone might obtain a similar name, or the identical name with a different suffix, such as ".org", or with a country designation. The regulation of domain names in the United States and in foreign countries is subject to change, and we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our domain names.

Our trademark will grant us the exclusive right to use or license such trademarks and could assist us in the protection of our brand name and image. We will regard our trademark as a valuable asset in the marketing of our services and we will actively seek to protect it against infringement. Any additional trade names and trademarks we develop can be helpful in garnering broader market awareness of our services and will be significant in marketing our services. Therefore, we propose to adopt a policy of vigorous defense of our trademarks against infringement under the laws of the United States and other countries.

Our Research and Development. We are not currently conducting any research and development activities except for the development of our website and the design of our software and services. Other than the development of our website and the design of our software and services, we do not anticipate conducting any other such activities in the near future.

Employees.  As of June 20, 2002, we had no employees, other than our officers.

Facilities. Our executive, administrative and operating offices are located at #200-800 North Rainbow Boulevard, Las Vegas, Nevada.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
-------------------------------------------------------------------------------

Information in this registration statement contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of our direct costs and the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.

For the three month period ending March 31, 2002.

Liquidity and Capital Resources. Our only assets at March 31, 2002, were $5,556, which was represented by cash of that amount. Our total liabilities were approximately $7,450 as of March 31, 2002, were represented by accrued liabilities of $2,450 and advances payable of $5,000.

Operating Expenses. For the period ended March 31, 2002, our operating expenses were $2,282. This was represented by accounting and audit expenses of $1,350, of which $300 was represented by donated overhead, $600 was represented by donated services, and $32 for office expenses. During the year ended December 31, 2001, our expenses were $5,194 due to our increased general, selling and administrative expenses associated with our emphasis on our business direction. From our inception on February 3, 1999, to March 31, 2002, our operating expenses have been $22,094.

Results of Operations. For the three months ended March 31, 2002, we realized no revenue from operations. Our net loss from our inception on February 3, 1999 to March 31, 2002 was $22,094. Our net loss for the year ended December 31, 2001 was $5,194. We anticipate that we will begin realizing revenues by Q1 2003 as we anticipate that our operations will commence by Q4 2002. Our prediction regarding when we will begin realizing revenue is subject to many contingencies, including, but not limited to: unforeseen delays in the design of our first line of services; downturn in economic trends; increased cost of operating; and loss of key management.

For the fiscal year ending December 31, 2001 compared to the year ended December 31, 2000.

Liquidity and Capital Resources. Our only assets at December 31, 2001 were represented by cash of $6,391 compared to $7,569 at December 31, 2000, which was also represented by cash of that amount. Our total liabilities were approximately $6,903 as of December 31, 2001, which was represented by accounts payable of $3, accrued liabilities of $1,800 and advances payable of $5,100. This is compared to our total liabilities of $6,487 at December 31, 2000, which was represented by accounts payable of $187, accrued liabilities of $1,200, and $5,100 which was represented by an advance payable.

Operating Expenses. For the year ended December 31, 2001, our operating expenses were $5,194. These expenses were represented by $600 for accounting and audit expenses, $1,200 for donated overhead, $2,400 for donated services, $921 for legal and organizational expenses, and $73 for office expenses. This is compared to $7,804, which was represented by $600 for accounting and audit expenses, $1,200 for donated overhead, $2,400 for donated services, $3,437 for legal and organizational expenses and $167 for office expenses. During the year ended December 31, 2001, our expenses decreased to $5,194 due to having to expend less on legal and organizational expenses. From our inception on February 3, 1999, to March 31, 2002, our operating expenses have been $22,094.

Results of Operations. For the year ended December 31, 2001, we realized no revenue from operations. Our net loss for the year ended December 31, 2001 was $5,194. For the year ended December 31, 2000, we also had no revenue from operations, making our net loss for that year $7,804. Our net loss from our inception on February 3, 1999 to March 31, 2002 was $22,094. We anticipate that we will begin realizing revenues after we commence operations using our proposed website. Our prediction regarding when we will begin realizing revenue is subject to many contingencies, including, but not limited to: unforeseen delays in the design of our first line of services; downturn in economic trends; increased cost of operating; and loss of key management.

Our Plan of Operation for the Next Twelve Months. As of March 31, 2002 we had $5,556 in cash resources. We believe that our current cash resources are sufficient to pay our operating expenses through December 2002. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors. Such factors will include those factors discussed in our "Risk Factor" section below in addition to the following factors:

o General Economic Conditions. We believe that when the economy suffers, discretionary spending suffers as well. In times of poor economic conditions, our website may experience lower traffic, which will harm our ability to earn revenues. A lack of revenues will force us to use our resources more quickly than anticipated.
o Increased Operating Expenses. Our forecast is based on an estimate of our operating expenses. If we are forced to incur unforeseen legal fees, accounting fees, or other unexpected fees or if prices for materials rise more quickly than anticipated, our current resources may not be sufficient to cover such increased expenses.
o Delays in Deploying Our Website. If we are not able to bring our website online as quickly as expected, our ability to earn revenue will be harmed. If we are unable to earn revenues, our current resources will be strained to cover any revenue shortfall.

There may be other unforeseen factors which affect our forecast. We will attempt to anticipate, as best as possible, such factors. Our plan of operation is materially dependent on our ability to complete the development of our website and raise additional capital to market our services by means of our proposed website. We believe that we will need approximately $15,000.00 to market our services. Within the next twelve months, we must complete the design and development of our website. We believe we need approximately $30,000.00 to complete the design and development of our website. We have hired a third party to complete the development of our website. Finally, we may need to raise additional working capital either through the sale of our capital stock or through loans. There is no guarantee that we will be able to raise additional capital through the sale of our common stock. Moreover, there is no guarantee that we will be able to arrange for loans on favorable terms, or at all.

We anticipate that our daily operations for the first year will mainly be working with contractors to develop our software. Our management expects to devote 30 to 40 hours per week working with our developers to help build the software to our specifications. Aside from the software development we will also devote much of our time to SEC requirements. As a public company we will have to file various forms and this may take up a significant part of our operations.

We expect to use our current cash resources to pay the following expenses: website development, legal and accounting and initial marketing expenses. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on our results of operations and financial condition. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. We cannot guaranty that additional funding will be available on favorable terms. If adequate funds are not available within the next 12 months, we may be required to limit our proposed website development activities or to obtain funds through entering into arrangements with collaborative partners. If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for our expenses. Our belief that our officers and directors will pay our expenses is based on the fact that our officers and directors collectively and beneficially own 990,000 shares of our common stock, which equals approximately 9.72% of our total issued and outstanding common stock. We believe that our officers and directors will continue to pay our expenses as long as they maintain their ownership of our common stock. If our officers and directors loan us operating capital, we will either execute promissory notes to repay the funds or issue stock to those officers and directors. We have not formulated specific repayment terms. We will negotiate the specific repayment terms and whether repayment will be in the form of stock when, and if, funds are advanced by any of our officers and directors.

Once our software has been completely developed, we anticipate that we will then focus much of our efforts on the marketing of our services to individuals and businesses. We believe that our management and contractors that we anticipate hiring will contact several leads and meet with these clients to help build our service.

Our prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business, specifically the risks inherent in the development of electronic commerce.

Our business is subject to numerous risk factors, including the following:

Our auditors have expressed their doubt about our ability to continue operations as a "going concern." Investors may lose all of their investment if we are unable to continue operations.

We hope to obtain revenues from future product sales, but there is no commitment by any person for purchase of our services by means of our proposed website. In the absence of significant sales and profits, we may seek to raise additional funds to meet our working capital needs principally through sales of our securities. However, we cannot guaranty that we will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to us. As a result, our auditors believe that substantial doubt exists about our ability to continue operations. The presence of the "going concern" language in our financial statements may make it more difficult for us to raise working capital. Our inability to raise capital will hinder our ability to expand our operations and earn revenues.

Our success depends on our ability to anticipate and interpret trends in online bartering and exchange activity.

We believe that our success depends in part on our ability to anticipate, gauge and respond to changing consumer demands and trends in a timely manner. Our management must constantly research the trends in online exchange transactions or risk losing touch with the growing trends. Moreover, the prevailing trends in online exchange transactions may not appeal to a sufficient number of consumers outside a narrow core of established users of other online exchange forums. We must constantly keep abreast of mass trends, even those outside the core of users of established online exchanges or our ability to sell our proposed services to a wider audience will be harmed. If we misjudge the market for our services, we may be unable to generate sufficient revenues to continue operations.

Competition is strong in the market for online exchanges of goods and services in which we intend to operate.

The market for online exchanges of goods and services is highly competitive and consists of a number of established companies. This industry is also highly fragmented, and is subject to rapidly changing consumer demands and preferences. We believe that our success depends in large part upon our ability to anticipate, gauge and respond to changing consumer demands in a timely manner. We also believe that our success will depend on our ability to generate brand awareness. If we do not generate sufficient brand awareness, the appeal of our services will suffer and our ability to earn revenues will be harmed.

The online bartering and exchange industry requires that a marketer recognize trends and adequately provide services to meet such trends. To compete effectively, our services will have to be competitive in terms of quality, price, service, style, and with respect to branded product lines, consumer recognition. We intend to focus attention on the issues of brand name recognition and style, and hope to deliver a unique range of online products and services that will be popular with our potential customers. We plan on competing with our larger and better-financed competitors on the basis of service and functionality.

The adoption of laws or regulations covering these issues may decrease the growth of Internet commerce. Such laws could decrease the demand for our products and services, increase our cost of doing business, or otherwise have an adverse effect on our business, operating results or financial condition.

Moreover, the applicability to the Internet of existing laws governing issues including intellectual property ownership, libel and personal privacy is uncertain. If these existing laws were to be applied to the Internet, our business may be harmed.

Taxing authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject us to additional state sales, use and income taxes. The adoption of any of these laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for our products and services, increase costs and otherwise have a material adverse effect on our business, results of operations and financial condition. To date, we have not spent significant resources on lobbying or related government affairs issues, but we may need to do so in the future.

Federal legislation imposing limitations on the ability of states to impose new state taxes on e-commerce was enacted in 1998. The Internet Tax Freedom Act, as this legislation is known, exempts specific types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through October 21, 2001. It is possible that this legislation will not be renewed when it terminates in October 2001. Failure to renew this legislation or the enactment of new legislation could allow state and local governments to impose sales and use taxes on Internet-based businesses. Such taxes could decrease the demand for our products and services or increase our costs of operations.

We also may be subject to regulation not specifically related to the Internet, such as laws affecting catalog sellers. Several telecommunications carriers have asked the Federal Communications Commission ("FCC") to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet and online service providers and to impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. In this event, our margins could be negatively impacted.

We may be liable for information displayed on and communicated through our website or mail catalogue. We may be subjected to claims based on defamation, negligence, copyright or trademark infringement or other theories relating to the information that we publish on our website. These claims have been brought against online companies as well as print publications in the past. Based on hyperlinks that we provide to other websites, we may also be subjected to claims based upon online content that we do not control but that is accessible from our website.

Changes in registration of domain names may result in the loss of or change in our domain name and thus impede our ability to establish our brand. If we are not able to establish and increase our brand awareness, our ability to earn revenue will be harmed. The regulation of domain names in the United States and abroad is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain our proposed domain name in every jurisdiction in which we conduct business. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. As a result, we could be unable to prevent third parties from acquiring domain names that infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We will need to rely on contractors to create the software that we anticipate using on our proposed online auction website. If we are not able to have a contractor create software that functions as we anticipate, our ability to generate revenues will be hindered.

Should the contractors that we hire to create our software not be able to complete the project within our budget or in a timely fashion this will harm our business and we may need to seek alternative means to continue operating. The contractors that we hire may not have the best interests of the company in mind and our technology might be stolen or copied. These contractors may also be unable to continue work on our project due to loss of employees or other business factors that may contribute to a lack of personnel to complete the project.

One of the main technical risks that we face is in the development of our software. Although we intend to thoroughly test our software we may find that some of the features of the auction software are not working properly and this may subsequently cause our users to discontinue their use of our service. Technical problems could also cause us to temporarily close our operations to fix the problems and this could adversely affect our operations. We may also experience a lack of connectivity to the Internet through our third party collocation company. We might also encounter equipment problems with our server and this may result in the loss of data and damage to our auction software.

If we are not able to raise additional capital to complete development of our website and promote our services, our ability to earn revenue will be severely harmed.

To complete our website development and market our services, we anticipate that we will be required to raise additional funds. We believe that we may be able to acquire additional financing through the sale of our common stock our through loans at commercially reasonable rates. We cannot guaranty that we will be able to obtain additional financing at commercially reasonable rates, or at all. We believe that we will need approximately $30,000.00 to complete our website development. Our failure to obtain additional financing would significantly limit or eliminate our ability to fund our sales and marketing activities as those activities will initially be conducted via the Internet. Our inability to arrange for additional financing will harm our ability to earn revenues.

We anticipate that we may seek additional funding through public or private sales of our securities, including equity securities, or through commercial or private financing arrangements. However, adequate funds, whether through financial markets or collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to us. In the event that we are not able to obtain additional funding on a timely basis, we may be required to scale back any proposed operations or eliminate certain or all of our marketing programs, either of which could have a material adverse effect on our results of operations.

We lack a public market for shares of our common stock, which may make it difficult for investors to sell their shares thereby making an investment in us illiquid.

There is no public market for shares of our common stock and no assurance can be given that an active public market will develop or be sustained. Therefore, holders of our stock may not be able to find purchasers for their shares of our common stock. Should there develop a significant market for our securities, the market price for those securities may be significantly affected by such factors as our financial results and introduction of new services. Factors such as announcements of new or enhanced services by us or our competitors and quarter-to-quarter variations in our results of operations, as well as market conditions in the high technology sector may have a significant impact on the market price of our shares. Further, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many companies and that often has been unrelated or disproportionate to the operating performance of such companies. Investors should not invest in us unless they are prepared to hold onto their securities for a significant period of time.

Item 3. Description of Property.
--------------------------------

Property held by Us. As of the dates specified in the following table, we held the following property:

========================= ======================= ======================= ========================
        Property              March 31, 2002         December 31, 2001       December 31, 2000
------------------------- ----------------------- ----------------------- ------------------------
Cash and equivalents              $5,556                   $6,931                  $7,569
========================= ======================= ======================= ========================

We define cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. We do not presently own any interests in real estate. We do not presently own any inventory or equipment.

Our Facilities. Our executive, administrative and operating offices are located at #208-800 North Rainbow Boulevard, Las Vegas, Nevada 89107. We have a month to month lease for office space at $99 per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
-----------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners. The following table specifies the number of shares of common stock owned by beneficial owners of 5% or more of our issued and outstanding common stock.

===================== ====================================== ====================================== ==============================
Title of Class        Name of Beneficial Owner               Amount of Beneficial Owner                     Percent of Class
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          Caroline Hanson(1)                                990,000 shares                           9.34%
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          Muir Wood Investment                              985,000 shares                           9.29%
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          Janis D. Douville                                 900,000 shares                           8.49%
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          Michael Kopec                                     950,000 shares                           8.96%
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          Janice Stevens                                    910,000 shares                           8.58%
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          Sayona Kahnamooei                                 910,000 shares                           8.58%
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          Caroline Hanson                                   950,000 shares                           8.96%
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          George Stubos                                     800,000 shares                           7.55%
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          John Pattison Wright                              900,000 shares                           8.49%
===================== ====================================== ====================================== ==============================

(1) Caroline Hanson, who owns 950,000 shares of our common stock, is the spouse of Stephen Hanson, who owns 40,000 shares of our common stock. Therefore, each beneficially owns 990,000 shares of our common stock.

Security Ownership by Management. The following table specifies the number of shares of common stock owned by our officers and directors.

===================== ====================================== ====================================== ==============================
Title of Class        Name of Beneficial Owner               Amount of Beneficial Owner                     Percent of Class

--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          Stephen Hanson, (2) president,                    990,000 shares                           9.34%
                      director
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          J. David Brow, secretary, treasurer,                 no shares                             0.00%
                      director
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          All directors and named executive                 990,000 shares                           9.34%
                      officers as a group
===================== ====================================== ====================================== ==============================

(2) Stephen Hanson, who owns 40,000 shares of our common stock, is the spouse of Caroline Hanson, who owns 950,000 shares of our common stock. Therefore, each beneficially owns 990,000 shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Executive Officers and Directors.

The following table sets forth information regarding our executive officers and directors as well as other key members of our management.

=========================== =============== ====================================
Name                             Age        Position
--------------------------- --------------- ------------------------------------
Stephen Hanson                    35        President and a Director
--------------------------- --------------- ------------------------------------
J. David Brow                     37        Secretary, Treasurer and a Director
=========================== =============== ====================================

Stephen Hanson. Mr. Hanson has been our president and one of our directors since February 1999. Mr. Hanson is also a principal of Channel Capital, a venture capital consulting firm assisting early stage companies in the development of short and long term financing strategies. Channel Capital offers its clients a potent and comprehensive array of services that are specific to their needs and the needs of their market. Corporations with a diversity of needs have materially benefited from Channel Capital's expertise. Previously, Mr. Hanson was the principal and president of The Investor Relations Group (IRG). IRG is an internationally focused organization specializing in investor and media relations services including increasing awareness of its corporate clients' capabilities among financial institutions and individual investors. Mr. Hanson is also a member of the National Investor Relations Institute, the Canadian Investor Relations Institute and has spoken on the topic of venture capital and investor relations at Simon Fraser University, the British Columbia Institute of Technology and on the WIC Radio Network. Mr. Hanson is not an officer or a director of any other reporting company.

J. David Brow. Mr. Brow has been our secretary, treasurer and one of our directors since May 2002. Mr. Brow graduated from the University of British Columbia in 1990 with a Bachelor of Arts Degree. Upon graduating, Mr. Brow completed both the Canadian Securities course and the Registered Representative exams for licensing as a Securities trader and financial advisor. From June 1995 to May 1996, Mr. Brow consulted to Syncronys Softcorp a computer software manufacturer, and oversaw the running of their Canadian operations. In 1996 Mr. Brow formed Willow Run Software Marketing Inc., a high tech Sales and Marketing consulting firm that worked with numerous software manufacturers, both public and private. Consulting services included product and market analyses, product launch programs, marketing initiatives and sales strategies. In 1999 Mr. Brow formed another high tech consulting firm, Point of Presence Marketing Inc. This firm concentrated on emerging technology sectors and assisted companies with all aspects of the sales, marketing and launch process including funding issues. Point of Presence Marketing was purchased by EDventure Capital Inc. in October 2000 where Mr. Brow was a director until April 2002. Mr. Brow presently resides in Los Angeles, California and acts as a management consultant to US based technology companies. Mr. Brow is not an officer or director of any other reporting company.

There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Item 6. Executive Compensation.
-------------------------------

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our Board of Directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us payable to our President and our other executive officers during the year ending December 31, 2001. Our Board of Directors may adopt an incentive stock option plan for our executive officers which would result in additional compensation.

===================================== ======== ============ ============== ===================== =====================
Name and Principal Position            Year      Annual       Bonus ($)        Other Annual           All Other
                                                Salary ($)                    Compensation ($)        Compensation
------------------------------------- -------- ------------ -------------- --------------------- ---------------------
Stephen Hanson, President, Director    2001       None          None               None                  None
------------------------------------- -------- ------------ -------------- --------------------- ---------------------
Stephen Hanson, President, Director    2002       None          None               None                  None
------------------------------------- -------- ------------ -------------- --------------------- ---------------------
Suzanne L. Wood, Former Secretary,     2001       None          None               None                  None
Treasurer, Director
------------------------------------- -------- ------------ -------------- --------------------- ---------------------
J. David Brow, Secretary,              2002       None          None               None                  None
Treasurer, Director
===================================== ======== ============ ============== ===================== =====================

Compensation of Directors. Our directors who are also our employees receive no extra compensation for their service on our Board of Directors.

Compensation of Officers. As of June 20, 2002, our officers have received no compensation for their services provided to us.

Employment Contracts. We do not anticipate that we will enter into any employment contracts with any of our employees.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Conflicts Related to Other Business Activities. The persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time. Specifically, Stephen Hanson, our president and a member of our board of directors, and J. David Brow, our secretary and a member of our board of directors, currently also have other responsibilities which may interfere with their responsibilities to us as they may be forced to spend less time on our business if they are forced to devote more time to their outside responsibilities.

We will attempt to resolve any such conflicts of interest in our favor. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. A shareholder may be able to institute legal action on our behalf or on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to us.

Related Party Transactions. There have been no related party transactions, except for the following:

Mr. Stephen Hanson, our president and a member of our board of directors, lent us $5,000 to use as working capital. The funds bear no interest and are due back on demand.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions, including, but not limited to, the following:

    o    disclosing such transactions in prospectuses where required;
    o disclosing in any and all filings with the Securities and Exchange Commission, where required;
    o    obtaining disinterested directors consent; and
    o    obtaining shareholder consent where required.

Item 8.  Description of Securities.
-----------------------------------

Common Stock. Our authorized capital stock consists of 100,000,000 shares of $.001 par value common stock, of which 10,600,000 shares were issued and outstanding as of June 20, 2002. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders.

There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock. Our Articles of Incorporation provide for our Board of Directors to authorize Preferred Stock as they may determine from time to time. As of June 20, 2002, there is no other class of authorized capital stock other than common stock.

Dividend Policy. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
---------------------------------------------------------------------------

Reports to Security Holders. Our securities are not listed for trading on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically include the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. Although we are not required to deliver an annual report to security holders, we intend to provide an annual report to our security holders, which will include audited financial statements.

We will be a reporting company pursuant to the Securities and Exchange Act of 1934 following the expiration of 60 days after the filing of this Registration Statement on Form 10-SB. As such, we will be required to provide an annual report to our security holders, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements. The public may read and copy any materials filed with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. There are no outstanding shares of our common stock that we have agreed to register under the Securities Act for sale by security holders. The approximate number of holders of record of shares of our common stock is twenty-eight.

There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

Penny Stock Regulation. Shares of our common stock will probably be subject to rules adopted the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

    o a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
    o a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities' laws;
    o a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" price;
    o    a toll-free telephone number for inquiries on disciplinary actions;
    o definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and
    o such other information and is in such form (including language, type, size and format), as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

    o    the bid and offer quotations for the penny stock;
    o the compensation of the broker-dealer and its salesperson in the transaction;
    o the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
    o monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Item 2.  Legal Proceedings.
---------------------------

There are no legal actions pending against us nor are any legal actions contemplated by us at this time.

Item 3.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

In February 1999, we issued 10,000,000 shares of our common stock at $0.001 per share. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 3(b) of that act and Rule 504 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. There were no commissions paid. The net proceeds were $10,000.

In April 2002, we issued 600,000 shares of our common stock at $0.10 per share. The shares were issued in a transaction which we believe satisfies the requirements of the exemptions from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 5 of that act and Regulation S as promulgated pursuant to that act by the Securities and Exchange Commission. There were no commissions paid. The net proceeds were $60,000.

Item  5. Indemnification of Directors and Officers.
---------------------------------------------------

Article Twelfth of our Articles of Incorporation provides, among other things, that our officers or directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability

    o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or
    o for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation.

Accordingly, our officers or directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act or omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

Indemnification Agreements. We anticipate that we will enter into indemnification agreements with each of our executive officers pursuant to which we will agree to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been our officer or director or employee. In order to be entitled to indemnification by us, such person must have acted in good faith and in a manner such person believed to be in our best interests and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.

(a) Index to Financial Statements.                                    Page
---------------------------------                                     ----

1        Independent Auditor's Report                                 F-1

2        Unaudited Balance Sheets                                     F-2
         as of March 31, 2002 and Audited Balance Sheets as of December 31, 2001 and 2000

3        Unaudited Statements of Operations                           F-3
         for the Period Ended March 31,2002 and Audited
         Statements of Operations for the Years Ended
         December 31, 2001 and 2000

4        Unaudited Statements of Cash Flows                           F-4
         for the Period Ended March 31,2002 and Audited
         Statements of Cash Flows for the Years Ended
         December 31, 2001 and 2000

5        Unaudited Statement of Stockholders' Deficit                 F-5
         Statement of Stockholders' Deficit
         as of March 31, 2002 and Audited Statement of
         Stockholders' Deficit for the Years Ended
         December 31, 2001 and 2000

6        Notes to the Financial Statements                      F-6 through F-7

Manning Elliott
Chartered Accountants
11th floor, 1050 West Pender Street,
Vancouver, BC, Canada V6E3S7
Phone: 604.714.3600
Fax: 604.714.3669 Web:
Web: manningelliot.com



                          Independent Auditor's Report
                          ----------------------------


To the Board of Directors and Stockholders of The Electric Network.com, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheets of The Electric Network.com, Inc. (A Development Stage Company) as of December 31, 2001 and 2000 and the related statements of operations, cash flows and stockholders' equity accumulated for the period from February 3, 1999 (Date of Inception) to December 31, 2001 and the years ended December 31, 2001 and 2000 and the period from February 3, 1999 (Date of Inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of The Electric Network.com, Inc. (A Development Stage Company), as of December 31, 2001 and 2000, and the results of its operations and its cash flows accumulated for the period from February 3, 1999 (Date of Inception) to December 31, 2001 and the years ended December 31, 2001 and 2000 and the period from February 3, 1999 (Date of Inception) to December 31, 1999, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or profitable operations since inception and will need equity financing to begin realizing upon its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ "Manning Elliott"


CHARTERED ACCOUNTANTS

Vancouver, Canada

April 25, 2002

                         The Electric Network.com, Inc.
                          (A Development Stage Company)
                                 Balance Sheets

                                                                             March 31,
                                                                                2002          December 31,    December 31,
                                                                                 $               2001            2000
                                                                            (unaudited)           $               $
                                                                            ------------     ------------     ----------
Assets

Current Assets

Cash                                                                             5,556            6,391           7,569
------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                     5,556            6,391           7,569
------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities

Accounts payable                                                                     -                3             187
Accrued liabilities                                                              2,450            1,800           1,200
Advances payable (Note 4)                                                        5,000            5,100           5,100
------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                7,450            6,903           6,487
------------------------------------------------------------------------------------------------------------------------

Stockholders' Equity (Deficit)

Common Stock, 100,000,000 common shares authorized with a par value of
$0.001; 10,000,000 issued and outstanding                                       10,000           10,000          10,000

Donated Capital (Note 3)                                                        11,400           10,500           6,900
------------------------------------------------------------------------------------------------------------------------
                                                                                21,400           20,500          16,900
Deficit Accumulated During the Development Stage                               (23,294)         (21,012)        (15,818)
------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity (Deficit)                                            (1,894)            (512)          1,082
------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity (Deficit)                             5,556            6,391           7,569
------------------------------------------------------------------------------------------------------------------------




Contingency (Note 1)
Subsequent Events (Note 6)




    (The accompanying notes are an integral part of the financial statements)

                         The Electric Network.com, Inc.
                          (A Development Stage Company)
                            Statements of Operations

                                   Accumulated                                                                   Accumulated
                                      From                 Three Months                                             From
                                February 3, 1999              Ended                        Years              February 3, 1999
                               (Date of Inception)          March 31,                      Ended             (Date of Inception)
                                  to March 31,          2002           2001             December 31,           to December 31,
                                      2002                $              $           2001          2000             1999
                                        $             (unaudited)  (unaudited)         $             $                $
                               ------------------     -----------------------        -------------------      ------------------

Revenue                                    -                  -            -             -             -                     -
--------------------------------------------------------------------------------------------------------------------------------

Expenses

Accounting and audit                   1,950              1,350          150           600           600                   600
Donated overhead                       3,800                300          300         1,200         1,200                 1,100
Donated services                       7,600                600          600         2,400         2,400                 2,200
Legal and organizational               8,044                  -          200           921         3,437                 3,686
Office                                   700                 32           70            73           167                   428
--------------------------------------------------------------------------------------------------------------------------------
                                      22,094              2,282        1,320         5,194         7,804                 8,014
--------------------------------------------------------------------------------------------------------------------------------
Net Loss for the Period              (22,094)            (2,282)      (1,320)       (5,194)       (7,804)               (8,014)
--------------------------------------------------------------------------------------------------------------------------------
Basic Loss Per Share                                       0.00         0.00          0.00          0.00                  0.00
--------------------------------------------------------------------------------------------------------------------------------
Weighted Average Shares
Outstanding                                          10,000,000   10,000,000    10,000,000    10,000,000            10,000,000
--------------------------------------------------------------------------------------------------------------------------------


(Diluted loss per share has not been presented as the result is anti-dilutive)







    (The accompanying notes are an integral part of the financial statements)

                         The Electric Network.com, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                        Accumulated                                                               Accumulated
                                            From                  Three Months                                        From
                                      February 3, 1999               Ended                      Years           February 3, 1999
                                    (Date of Inception)            March 31,                    Ended         (Date of Inception)
                                        to March 31,           2002         2001            December 31,        to December 31,
                                            2002                 $            $            2001        2000            1999
                                             $              (unaudited)  (unaudited)        $           $               $
                                      -----------------      -----------------------     -------------------   -----------------
Cash Flows to Operating Activities

Net Loss for the Period                      (22,094)          (2,282)      (1,320)      (5,194)      (7,804)         (8,014)

Adjustment to reconcile net loss to
cash
Donated overhead                               3,800              300          300        1,200        1,200           1,100
Donated services                               7,600              600          600        2,400        2,400           2,200

Less non-cash working capital items
Increase (decrease) in accounts
payable                                            -               (3)           -         (184)         187               -
Increase in accrued liabilities                1,950            1,350          150          600          600             600
--------------------------------------------------------------------------------------------------------------------------------
Net Cash Used by Operating Activities         (8,744)             (35)        (270)      (1,178)      (3,417)         (4,114)
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities

Proceeds from issuance of shares              10,000                -            -            -            -          10,000
Proceeds from (repayment to) related
party loan                                     5,000             (100)           -            -          100           5,000
--------------------------------------------------------------------------------------------------------------------------------
Net Cash From (To) Financing
Activities                                    15,000             (100)           -            -          100          15,000
--------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash                    6,256             (135)        (270)      (1,178)      (3,317)         10,886

Cash - Beginning of Period                         -            6,391        7,569        7,569       10,886               -
--------------------------------------------------------------------------------------------------------------------------------
Cash - End of Period                           6,256            6,256        7,299        6,391        7,569          10,886
--------------------------------------------------------------------------------------------------------------------------------
Non-Cash Financing Activities                      -                -            -            -            -               -
--------------------------------------------------------------------------------------------------------------------------------
Supplemental Disclosures

Interest paid                                      -                -            -            -            -            -
Income tax paid                                    -                -            -            -            -            -




    (The accompanying notes are an integral part of the financial statements)

                         The Electric Network.com, Inc.
                          (A Development Stage Company)
                       Statement of Stockholders' Deficit
           From February 3, 1999 (Date of Inception) to March 31, 2002


                                                                                                                   Accumulated
                                                                                                                   During the
                                                                                      Donated                      Development
                                                          Shares         Amount       Capital         Total           Stage
                                                             #             $             $              $               $
                                                        ------------   -----------  -------------  ------------   ---------------
Balance - February 3, 1999 (Date of Inception)                     -             -             -             -                 -

Stock issued for cash  pursuant to a Regulation D, Rule
504 offering at $0.001 per share                          10,000,000        10,000             -        10,000

Value of  services  and  overhead  donated by a related
party                                                                                      3,300         3,300

Net loss for the period                                                                                                   (8,014)
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                               10,000,000        10,000         3,300        13,300            (8,014)

Value of  services  and  overhead  donated by a related
party                                                                                      3,600         3,600

Net loss for the year                                                                                                     (7,804)
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                               10,000,000        10,000         6,900        16,900           (15,818)

Value of  services  and  overhead  donated by a related
party                                                                                      3,600         3,600

Net loss for the year                                                                                                     (5,194)
---------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2001                               10,000,000        10,000        10,500        20,500           (21,012)

Value of  services  and  overhead  donated by a related
party                                                                                        900           900

Net loss for the period                                                                                                   (2,282)
---------------------------------------------------------------------------------------------------------------------------------
Balance - March 31, 2002 (unaudited)                      10,000,000        10,000        11,400        21,400           (23,294)
---------------------------------------------------------------------------------------------------------------------------------



    (The accompanying notes are an integral part of the financial statements)

                         The Electric Network.com, Inc.
                          (A Development Stage Company)
                        Notes to the Financial Statements


1.   Development Stage Company

     The Electric Network.com, Inc. herein (the "Company") was incorporated in the State of Nevada, U.S.A. on February 3, 1999. The Company is based in Vancouver, B.C., Canada and is in the business of transacting information, introductions or any items of barter through a "search and find" based Web Site designed to link parties who are offering items or services for sale or seeking items or services for purchase. The Web Site will differ from other online auction sites by not relying solely on the exchange of goods as it will facilitate the exchange of anything with a perceived value. Users of the Web Site will be able to browse through listed items in a fully automated, topically-arranged, and easy-to-use online service that will be available twenty-four hours a day, seven days a week. The Web Site will generate revenue by charging a nominal listing fee to both the sell and the buy side of a transaction and by receiving a percentage of the final sale price. The Company will provide its customers with e-mail services, sales force automation, customer relationship management and document management and portals for employees, customers and suppliers.

     The Company is in the early development stage. In a development stage company, management devotes most of its activities in developing a market for its products and services. Planned principal activities have not yet begun. The ability of the Company to emerge from the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products and services at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.

     The Company raised $15,000 as start-up capital. On February 3, 1999, a total of $10,000 was raised by issuing 10,000,000 shares at $0.001 per share pursuant to a Regulation D, Rule 504 Offering. A total of $5,000 was raised pursuant to a loan from the President of the Company.

     In April, 2002 the Company issued 600,000 shares at $0.10 per share for cash proceeds of $60,000 pursuant to a private placement memorandum. The Company plans to file a 10SB Registration Statement with the United States Securities and Exchange Commission. In connection with the Registration Statement the Company has paid $25,000 to a lawyer for its preparation.


2.   Summary of Significant Accounting Policies

     (a) Year End

         The Company's fiscal year end is December 31.

     (b) Cash and Cash Equivalents

         The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     (c) Revenue Recognition

         The Company will receive and recognize a listing fee for the buyer and seller when a transaction has successfully been completed. The Company will also receive and recognize a commission on the value of the transaction. The listing fee and commission revenue will be recognized in the period the fee or commission is earned. This policy is prospective in nature as the Company has not yet generated any revenues.

     (d) Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates.

     (e) Interim Financial Statements

         The interim unaudited financial statements for the three months ended March 31, 2002 and March 31, 2001 have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.


3.   Warrants

     Attached to the 10,000,000 shares issued for $10,000 cash pursuant to a Regulation D, Rule 504 Offering was a total of 5,000,000 warrants to acquire up to 5,000,000 shares at $0.02 per share. No value was placed on these warrants as price exceeds the $0.001 offering price and the Company's shares do not currently trade on any stock market and no other arms-length transactions have taken place. These warrants expired unexercised on February 3, 2000.


4.   Related Party Transactions/Balances

     The business plan the Company currently intends to exploit was developed by the President of the Company on behalf of the Company. There was no charge to the Company for these services valued at $200 per month. Rent and office costs valued at $100 per month were paid for by this related party at no cost to the Company. These services and costs are treated as donated capital and charged to operations.

     A loan of $5,000 is due back to the President of the Company on an unsecured, non-interest bearing, demand basis.


5.   Commitments

     Effective April 1, 2002 the Company entered into month to month financial services contract with a non-arms length company. This company will provide financial services at a rate of $2,000 per month plus reimbursement of out-of-pocket expenses.

     Effective May 1, 2002 the Company entered into a premises lease in Nevada at a rate of $99 per month.


6.   Subsequent Events

     In April, 2002 the Company issued 600,000 shares at $0.10 per share for cash proceeds of $60,000 pursuant to a private placement memorandum. The Company plans to file a 10SB Registration Statement with the United States Securities and Exchange Commission. In connection with the Registration Statement the Company has paid $25,000 to a lawyer for its preparation.

                                    PART III

Item 1.  Index to Exhibits
--------------------------

Exhibits.
---------

Copies of the following documents are filed with this Registration Statement on Form 10-SB, as exhibits:

3.1      Articles of Incorporation                              E-1 through E-8

3.2      Bylaws                                                 E-9 through E-17

SIGNATURES

         In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, we have duly caused this Registration Statement on Form 10-SB to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on June 20, 2002.



                                The Electric Network.com, Inc.,
                                a Nevada corporation


                                By:      /s/ Stephen Hanson
                                         -----------------------------------
                                         Stephen Hanson
                                Its:     President and Director